BLM's Lost Creek Record of Decision to be Reviewed

LITTLETON, Colo., Nov. 13, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") advises that the Company has become aware that a petition for review has been filed in U.S. District Court by a Wyoming-based conservation group regarding the United States Bureau of Land Management (BLM) Record of Decision for the Company's Lost Creek ISR Project where construction is proceeding.

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The BLM decision was the final step in a process that involved a host of federal and state agencies, years of evaluation and multiple opportunities for public participation. "Filings such as this following a federal agency decision are common practice in today's legal landscape", noted Ur-Energy's Chief Executive Officer Wayne Heili. "We anticipate that the United States will vigorously defend BLM's decision making process and Record of Decision. Further, Ur-Energy will take all appropriate steps to ensure that our interests are fully represented in the proceedings".

Ur-Energy initiated construction activities at the fully permitted Lost Creek Project site in early October 2012 following the receipt of the Record of Decision. Significant progress has made on the completion of the plant foundation, site earthwork, main access roads, fencing and power lines. Work is continuing on the plant construction and with the development of the first mine unit.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and outcome of the challenge to the BLM Record of Decision)) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.